June 7, 2019

Garett Rosenblum
Chief Accounting Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

       Re: iStar Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-15371

Dear Mr. Rosenblum:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities